

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 23, 2009

Jonathan Read
Chairman and Chief Executive Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re: ECOtality, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 1, 2009**
> **File No. 000-50983**

Dear Mr. Read:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement Introduction, page 5

1.   Please tell us where on the proxy card you have included the internet voting instructions mentioned in clause (iii) of the second paragraph here and on page 2.

Director Compensation, page 8

2.   Please disclose the information required by Item 402(r) of Regulation S-K, including the table required by that item.

Summary Compensation Table, page 10

3.   Although the caption refers to a "Summary Compensation Table," the table in your disclosure is not the table required by Regulation S-K Item 402(n). Please revise to include that table. Also note your obligations under Regulation S-K Item 402(o).

4.   Note 1 to the table included on page 10 indicates that 1 million options granted to Mr. Read "will vest" on November 1, 2008, but the table indicates those options have already vested. Please revise or advise.

Security Ownership of Certain Beneficial Owners and Management, page 11

5.   Please clarify your reference to "prospectus" in the first paragraph.

6.   Please update the disclosure in this section to be of the most recent practicable date. In this regard, we note that the disclosure in this section appears to be less current than the disclosure in other sections of your document and in your other Exchange Act filings. For example:

    •   you refer here to the number of shares outstanding as of March 31, 2009 but refer on page 13 to a different number of shares outstanding as of May 20, 2009. You also mention in note 4 the percentage of shares beneficially owned as of December 31, 2008; and

    •   the table on page 12 does not appear to accurately reflect the current number of common shares beneficially owned by the holders of your convertible debentures. Specifically, the number of shares beneficially owned by those entities, as noted in Schedule A to Exhibit 99.1 to your Form 8-K filed on May 18, 2009 and pages 14-17 of your Form 10-Q filed May 18, 2009, appears to differ substantially from the disclosure on page 12. In addition, the table on page 12 does not include the information required by Regulation S-K Item 403 with respect to BridgePointe Master Fund.

7.   When you revise your document in response to the preceding comment, please ensure your disclosure provides the information required by Item 403 of Regulation S-K with respect to each beneficial owner of more than 5% of your common stock and any group that beneficially owns more than 5% of those securities. In this regard, it appears from the first paragraph and Schedule E to Exhibit 99.1 to your Form 8-K filed May 18, 2009 that Enable Growth Partners, Enable Opportunity Fund and Pierce Diversified are affiliated.

8.   Please disclose the identities of the natural persons who have or share voting and/or investment power with respect to the shares held by each of the entities listed in the table on page 12.

9.   Note 4 appears after the table on page 12 but does not appear in that table. Conversely, note 5 appears in the table on page 12 but does not appear after that table. Please revise.

10.   Please tell us why the additional shares mentioned in note 3 do not appear to be included in the table on page 12.

Proposal 4—Approval to Increase Number of Authorized Shares . . ., page 12

11.   Please provide a brief discussion of the potential anti-takeover effects of the proposals. Refer to Instruction 2 to Item 19 of Schedule 14A.

12.   Please ensure that it is clear from your disclosure why you are presenting and recommending each proposal to your shareholders. If you were motivated to recommend a proposal based on a primary factor, and the other factors merely supported the decision, please ensure that the primary factor is identified as such, and prominently presented throughout your document where you describe the proposal, and fully explained in an appropriate section of your document. For example, it appears you agreed to present this proposal to your shareholders in connection with the amendment you entered into on May 15, 2009 with the debenture holders. If so, please revise to make that clear and disclose the material terms of the amendment, the debentures and the warrants.

13.   We note that according to the Form 8-K you filed on May 18, 2009, you agreed that the existing holders of your debentures will "maintain an equity position in the Company in fully diluted shares of 80%." Given this, please tell us why you have not disclosed the information required by Item 6(e) of Schedule 14A.

14.   Please disclose the number of shares issuable upon conversion of outstanding debentures and upon exercise of warrants that you have issued or are obligated to issue to the debenture holders. Include in such disclosure the number of shares that each debenture holder will receive upon conversion and exercise.

15.   We note the disclosure in the second bullet on page 13 regarding potential uses for the increased number of shares. Please expand to disclose whether you currently have any plans or arrangements to issue additional shares of common stock, including securities convertible or exercisable for common stock. In this regard, it appears from Section 4 of Exhibit 99.1 and the paragraph numbered 3 in your Form 8-K filed May 18, 2009 that you intend to issue an additional $2.5 million in convertible debt and warrants.

Form 8-K filed May 18, 2009

16.   It appears that Exhibit 99.1 to this filing is missing schedules B, C, D, H and I.
        Please amend your filing to include all schedules missing from that exhibit. Also,
        when you re-file that exhibit, please ensure it is filed under the appropriate section
        of Regulation S-K Item 601. Refer to Item 601(b)(10) of Regulation S-K.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax): Gary Agron, Esq.